P.E.
6-30-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of June, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: two company announcements made on June 18, 2002.

- BT gives customers powerful influence over wider broadband rollout

- Notification of interests of director - Paul Reynolds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: June 18, 2002 By:

PATRICIA DAY
Authorized Representative

BT Group

News release

June 18, 2002

BT GIVES CUSTOMERS POWERFUL INFLUENCE OVER WIDER BROADBAND ROLLOUT

BT today gave its customers a powerful voice in where broadband should be rolled out next.

It paved the way for the widest possible availability of its broadband services with the announcement of an innovative order registration system. It will give service providers and the public a direct say in the rollout plans for ADSL.

The on-line scheme will:

- encourage consumers and businesses to log their interest in ordering broadband service in their area through service providers
- enable them to see the "trigger point" at which their local exchange will be upgraded and to view the number of end-users already interested
- give service providers a powerful tool to target marketing drives
- and ensure BT commits resources precisely where demand levels make commercial sense.

BT chief executive, Ben Verwaayen, said: "We are pushing out broadband wherever we can. This scheme is hugely important in testing demand and making sure we get broadband out there without delay. Everyone who wants to get the benefits of broadband should register. Every vote counts."

BT Wholesale chief executive, Paul Reynolds, said: "This exciting new scheme gives us the means to bring broadband Britain to every community where it is commercially viable. It will act as a true barometer of demand.

"People have been claiming that there is sufficient demand for broadband in their areas if only they had a way to channel their interest to us. Now we have created just such a scheme.

"Businesses and consumers can register their interest with service providers who will record it on the broadband registration database. The demand and the target levels will be clearly visible to all and will help individuals, communities, local authorities and service providers to have a direct impact on broadband roll out."

BT Wholesale's scheme will go live on July 1 and will record firm demand for broadband at every exchange in the country. It will also publish the threshold at which the level of demand makes individual exchanges commercially viable for broadband upgrade.

At launch, trigger levels ranging from 200 to 500 user registrations will be published for more than 300 of 500 exchanges reviewed since April to establish individual costs of ADSL deployment and operation.

For the remaining exchanges in that review further work needs to be done to work out costs before a threshold is set. Threshold levels for these exchanges plus a further 400 exchanges will be published in phases between July and September.

The move will also help BT reach its target of one million broadband connections by summer 2003. So far more than 250,000 customers have been connected to ADSL. BT Wholesale has enabled 1,115 exchanges, serving 66 per cent of Britain's households and 73 per cent of current internet users.

The 900 exchanges being reviewed for the broadband registration scheme, together with the 1,115 exchanges already ADSL-enabled, serve more than 80 per cent of Britain's homes.

David Rickards, Managing Director of broadband ISP PIPEX, said: "PIPEX is seeing rapid growth of its broadband customer base with orders coming in at just under 4,000 a week. We have details of many potential broadband customers in areas not currently served by ADSL, including many of our dial-up Internet customers who have expressed an interest in broadband.

"This registration initiative opens up further opportunities for us to realise the business potential of this customer data. Customers previously disappointed at their inability to subscribe to a PIPEX ADSL service may now be able to do so if there is sufficient interest in their area.

"This will also help us focus marketing in areas where demand would directly lead to an exchange being enabled and help accelerate the growth of broadband Britain."

Paul Reynolds added: "This move ensures BT can deploy broadband technology in a cost effective way by allowing service providers to identify demand not previously incorporated into roll-out plans.

"The launch of the database opens up the prospect of service from any exchange where true commercial levels of demand can be established. It will be a valuable tool in helping to widen the footprint for broadband as demand grows from households and businesses."

BT Wholesale is investigating a range of community partnership business models and alternative technologies, including wireless and satellite solutions, to deliver fast internet and broadband services to those areas which will remain outside the reach of conventional ADSL. Registrations from homes and businesses in such areas will strengthen the focus of these initiatives to deliver broadband to more rural areas.

Notes to Editors

The new database will enable service providers to log end user orders against a threshold level for the local exchange. When demand reaches the threshold for a particular exchange BT Wholesale will inform service providers who will have 42 days to convert registrations into advance orders. When the number of orders confirmed meets required levels, and other technical criteria met, the exchange will be included in the build programme for ADSL deployment.

When the database goes live, service providers will be given the opportunity for bulk input of details of potential customers who have already shown an interest in areas where ADSL was previously not available.

Registration does not guarantee future ADSL service as target levels of demand would need to be reached and individual customer lines would be subject to line survey and distance constraints on ADSL availability. The current availability checker for ADSL and a full list of ADSL service providers can be found at the website: www.bt.com/broadband.

The broadband registration database will record interest against every exchange in the country. Should significant numbers of registrations be recorded against any exchange not previously reviewed due to low internet use patterns, an individual costing review would be carried out and a threshold trigger level set.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369. All BT Group news releases can be accessed at our web site: www.groupbt.com/mediacentre

PIPEX - Catherine Power, Marketing Manager, DDI 01707 299517, www.pipex.net

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:

Purchase of 47 shares at 263p per share.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

17 June 2002

14) Date Company informed

17 June 2002

15) Total holding following this notification

a. 34,051 ordinary shares - personal holding;

b. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;

c. 39,445 shares under BT Deferred Bonus Plan;

d. 45,675 shares under BT Executive Share Plan;

e. Options over 4,555 shares under BT Group Employee Sharesave Scheme;

f. Options over 1,483 shares under BT Employee Sharesave Scheme;

g. 219 shares under the BT Employee Share Ownership Scheme;

h. 241 shares under BT Group Share Investment Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

6,732

23) Any additional information

The above named Director has technical interests, as at 15 May 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 36,856,011 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited to satisfy the exercise of options under the BT Employee Sharesave Scheme 1994;

- A technical interest, together with all employees of BT Group plc in 24,571,130 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 5152

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 17 June 2002

End